[CARMIKE CINEMAS, INC. LETTERHEAD]

November 4, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, NE Washington, D.C. 20549-3561 Attn: Linda Cvrkel, Branch Chief

RE:	Carmike Cinemas, Inc.

Form 10-K for the year ended December 31, 2009

Filed March 1, 2010

Form 10-Q for the quarter ended June 30, 2010

Filed August 2, 2010

Form 8-K filed August 2, 2010

File No. 000-14993

Dear Ms. Cvrkel:

We are responding to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) contained in the letter from the Staff, dated October 18, 2010 concerning the Carmike Cinemas, Inc. Form 10-K filed March 1, 2010, Form 10-Q filed August 2, 2010 and Form 8-K filed August 2, 2010 (together, the “Filings”). For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Quarterly report on Form 10-Q for the quarter ended June 30, 2010

Notes to Condensed, Consolidated Financial Statements, page 6

Note 4 - Income Taxes, page 8

1. It appears from the disclosures on page 8 that the company has had a change of method in computing income taxes from the annual effective rate method to the discrete effective rate method. However, as ASC 740-270-25-2 requires that an annual effective tax rate be determined and such annual effective rate applied to year to date income in interim periods under ASC 740-270-30-5, we are unclear as to the method the company is using. Your disclosure indicates that you calculate income taxes in interim periods using the discrete effective tax rate applied to year to date income. Please tell us how your calculation of interim taxes complies with ASC 740-270-25-2 and ASC 740-270-30-5. We may have further comment upon receipt of your response.

Response: At June 30, 2010, we concluded that we could not reliably estimate our annual effective tax rate for 2010 because of significant unfavorable adjustments to pre-tax earnings (loss) to arrive at taxable income. These adjustments are primarily the result of an annual limitation of our tax attributes due to an Internal Revenue Code Section 382 ownership change that occurred during the year ended December 31, 2008. In additon, our deferred tax assets are fully offset by a valuation allowance. Because of these factors, small variations in our forecasted nominal pretax earnings (loss) produce estimated annual effective tax rates ranging from

Securities and Exchange Commission

November 4, 2010

negative 200% to 0%, which is why we concluded that we could not make a reliable estimate of the annual effective tax rate. As a result, we applied the following guidance in ASC 740-270-30-18 in computing our tax provision for the six month period ended June 30, 2010:

“Estimates of the annual effective tax rate at the end of interim periods are, of necessity, based on evaluations of possible future events and transactions and may be subject to subsequent refinement or revision. If a reliable estimate cannot be made, the actual effective tax rate for the year to date may be the best estimate of the annual effective tax rate.”

To further clarify our application of the provisions of ASC 740-270-30-18 described above, we have revised our “Income Taxes” footnote disclosure contained in Note 4 of the Notes to Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 to include the following explanation:

“For the three months and nine months ended September 30, 2010, the Company has utilized the discrete effective tax rate method, as allowed by Accounting Standards Codification (“ASC”) 740-270-30-18, “Income Taxes—Interim Reporting,” to calculate its interim income tax provision. The discrete method is applied when the application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The discrete method treats the year to date period as if it was the annual period and determines the income tax expense or benefit on that basis. The Company believes that, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method as (i) the estimated annual effective tax rate method is not reliable due to the high degree of uncertainty in estimating annual pretax earnings and (ii) the Company’s ongoing assessment that the recoverability of its deferred tax assets is not likely.”

We further confirm that we will provide similar disclosure in our future filings, as applicable.

Form 8-K filed August 2, 2010

2. We refer to the reconciliation of Adjusted EBITDA on the last page of Exhibit 99.1. We further note from “Supplemental Financial Measures” that the company uses Adjusted EBITDA as a measure of its operating performance, however, the company has reconciled this measure to operating income rather than net income, which would be the most comparable US GAAP measure. Please revise future filings to reconcile the non-GAAP measure Adjusted EBITDA to the company’s net income, the most comparable GAAP measure, for each period presented. Refer to the guidance outlined in Questions 103.01 and 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures issued January 15,2010.

Response: We acknowledge the Staff’s comment and note that, in response, in Exhibit 99.1 to our Current Report on Form 8-K filed on November 1, 2010, we have reconciled Adjusted EBITDA to net income. We further confirm that in future filings we will reconcile Adjusted EBITDA to net income.

Securities and Exchange Commission

November 4, 2010

* * *

In addition, we hereby acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any assistance in explaining these responses, please let me know. Please contact me at (706) 576-3415.

Very truly yours,

/s/ Richard B. Hare
Richard B. Hare
Senior Vice President — Finance,
Treasurer and Chief Financial Officer

cc:	Ms. Heather Clark (Securities and Exchange Commission)

Mr. Joe Foti (Securities and Exchange Commission)

Mr. S. David Passman, III (Carmike Cinemas, Inc.)

Mr. Alan J. Prince (King & Spalding LLP)

Ms. Lori Snodgrass (Deloitte & Touche LLP)